FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Corporation Profit Sharing Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Corporation Profit Sharing Plan

By: Andrea Hughes

Name: Andrea Hughes
Title: Business Team Leader – Human Resources

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Elano Corporation Profit Sharing Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Elano Corporation Profit Sharing Plan.

KPMG LLP

New York, New York
June 25, 2004

ELANO CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

*Schedules required by Form 5500 that are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Overright Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

ELANO CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 640,550	517,647
Common stock	12,218,346	9,153,701
Mutual funds	21,304,500	17,110,043
Pooled investment fund	7,999,850	7,881,733
Cash surrender value of life insurance policies	216,192	200,230
Participant loans	227,794	218,270
Total investments	42,607,232	35,081,624
Receivables:		
Participant contributions	18,793	—
Employer contributions	1,041,780	1,271,347
Accrued interest and dividends	264	75,022
Total receivables	1,060,837	1,346,369
Total assets	43,668,069	36,427,993
Liabilities:		
Payable for investments purchased	—	5,823
Net assets available for plan benefits	$ 43,668,069	36,422,170

See accompanying notes to financial statements.

ELANO CORPORATION
PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	5,883,835
Dividends and interest		417,409
Interest on participant loans		15,563
Increase in cash surrender value of life insurance policies		15,962
Total investment income		6,332,769
Contributions:		
Participant		1,375,444
Employer		1,857,352
Total contributions		3,232,796
Benefits paid to participants		(2,304,387)
Life insurance premiums		(13,029)
Administrative expenses		(2,250)
Net increase		7,245,899
Net assets available for plan benefits at:		
Beginning of year		36,422,170
End of year	$	43,668,069

See accompanying notes to financial statements.

(1) Plan Description

The following brief description of the Elano Corporation Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Elano Division of Union Industries, LLC, formerly known as Elano Corporation (the Company), whose ultimate parent is GE, who have been credited with at least ninety days of service. Effective January 16, 2004, Elano Corporation was merged into Union Industries, LLC, whose ultimate parent is General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective, April 26, 2003, the Company approved the transfer of plan assets to Matrix Capital Bank (Matrix) and BISYS Retirement Services (BISYS) assumed record-keeping duties.

Plan Mergers

Effective December 31, 2002, the Elano Corporation 401(k) Savings Plan (the Elano 401(k) Plan) and the Elano Corporation Money Purchase Pension Plan (the Elano Money Purchase Plan) were merged into the Plan (the Merger).

All employees may take advantage of the Elano 401(k) portion of the Plan after completion of 90 days of service. The Plan does not allow participation in the employer profit-sharing contribution portion of the Plan by hourly paid employees. The Plan does not allow participation in the employer money purchase contribution portion of the Plan by salaried employees.

Contributions

The Company may, in its sole discretion, make profit sharing contributions for eligible employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any contribution for any plan year.

As a result of the Merger, effective January 1, 2003, the Plan was amended such that the participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. For hourly participants who make after-tax contributions, the Company will make a contribution in an amount equal to 6% of their eligible compensation.

The Internal Revenue Code sets maximum limits that participants can save as pre-tax contributions. The limit was $12,000 and $11,000 per individual for 2003 and 2002, respectively.

(Continued)

Participant Account

Each participant's account is credited with the participant's contribution and its share of the Company's contribution, if any, and investment earnings or losses thereon. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Effective January 1, 2002, the Plan was amended such that the Plan provides for participants to be 20% vested in employer contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions and rollover contributions, plus any earnings they generate. Forfeitures are used to offset Plan expenses first, and then to reduce Company matching or profit sharing contributions. At December 31, 2003 and 2002, unapplied forfeitures totaled $34,884 and $76,365, respectively. Forfeitures of $45,803 were used to reduce employer contributions during 2003.

Investment Options

Effective April 26, 2003, the Plan's assets were transferred to Matrix; however, investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage-and asset-backed instruments, and money-market instruments.

State Street Stable Value Fund (formerly GE Stable Income Fund) – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Certain participants also have the option to apply a portion of their account balance to the Life Insurance Fund of Lincoln National Life Insurance Company.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account balance in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintain his or her vested interest within the Plan. In case of hardships, participants may elect to withdraw an amount necessary to satisfy their financial needs, subject to certain tax restrictions, as defined in the Plan document.

Participant Loans

Participants may request a loan from their before-tax and rollover contributions accounts as of the valuation date coinciding with the date of the loan. The minimum amount of any loan shall not be less than $1,000. The maximum amount of any loan shall not exceed 50% of the total amount of participants' eligible account balances or $50,000 which ever is greater. Loans shall bear interest on the unpaid principal at prime plus 1%, and shall be repaid over a period not less than 4 ½ years. A residential loan is available if the loan is to be used to purchase a principal residence and must be repaid within 15 years. There is a $50 charge for each loan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan's year end.

The cash surrender value of the life insurance policies are stated at fair value as determined by Lincoln National Life Insurance Company.

Short term investments and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis which is not materially different than when earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

Investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

		2003	2002
GE Common Stock	$	12,218,346	9,153,701
GE U.S. Equity Fund		8,044,385	6,086,753
State Street Stable Value Fund		7,999,850	7,881,733
GE Aggressive Allocation Fund		5,822,468	4,787,702
GE Moderate Allocation Fund		2,666,898	2,216,615
GE Fixed Income Fund		3,201,511	2,932,304

During 2003 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value as follows:

GE common stock	$	2,686,115
Mutual funds		2,884,421
Pooled investment fund		313,299
Total	$	5,883,835

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally invests in a single security.

(5) Related Party Transactions (Parties in Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup Company), which was a party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by the State Street. State Street was the custodian of the Plan prior to April 26, 2003. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ELANO CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of investment	Number of shares		Current value
* Matrix Capital Bank	Cash and cash equivalents	640,550	$	640,550
* GE Common Stock	Common stock	394,395		12,218,346
* GE Aggressive Allocation Fund	Mutual fund	586,351		5,822,468
* GE Moderate Allocation Fund	Mutual fund	275,506		2,666,898
* GE Conservative Allocation Fund	Mutual fund	72,327		601,035
* GE U.S. Equity Fund	Mutual fund	304,596		8,044,385
* GE International Equity Fund	Mutual fund	77,025		968,203
* GE Fixed Income Fund	Mutual fund	255,712		3,201,511
* State Street Stable Value Fund	Pooled investment fund	479,983		7,999,850
Lincoln National Life Insurance Company	14 universal life policies	—		216,192
* Participant loans	128 loans to participants with interest rates from 5.00% to 10.50%			227,794
			$	42,607,232

* Party in interest as defined by ERISA.